[Letterhead of Vimpel-Communications]



FOR IMMEDIATE RELEASE


           VIMPELCOM ANNOUNCES THE ACQUISITION OF A GSM LICENSE HOLDER
                       FOR THE URAL SUPER-REGION OF RUSSIA
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Moscow  and  New  York   (December   24,  2002)  -  Open  Joint  Stock   Company
"Vimpel-Communications"   ("VimpelCom"  or  the  "Company")  (NYSE:  VIP)  today
announced it has completed the acquisition of "Vostok-Zapad Telecom", a limited liability company which holds a GSM license for the Ural super-region of Russia. The acquisition was made through VimpelCom-Region, VimpelCom's subsidiary, which is the Company's vehicle for national expansion. VimpelCom-Region purchased 100% of the participatory shares of Vostok-Zapad Telecom for approximately $26.5 million. Troika Dialog, a Moscow based investment bank, provided a fairness opinion as to the valuation of Vostok-Zapad Telecom. The GSM license held by Vostok-Zapad Telecom provides for the operation of a GSM-1800 network throughout the super-region and a dual band GSM-900/1800 network in six territories within the super-region. The license provides that the start-of-service date shall be no later than April 14, 2004 and the expiration date shall be November 14, 2012. In addition, the license requires that the total network capacity and the population coverage (provided sufficient frequency spectrum has been allocated) shall be no less than 50,000 and 30%, respectively, by the end of 2005 and 200,000 and 70%, respectively, by the end of 2012.

As defined by the Ministry of Communications of the Russian Federation, the Ural super-region includes the city of Yekaterinburg with the surrounding Sverdlovsk region, the Tyumen, Kirov, Kurgan, Orenburg, Perm and Chelyabinsk regions, the republics of Komi and Udmurtia, and the Komi-Permyatski, Khanty-Mansiyski and Yamalo-Nenetski autonomous districts. The license allows Vostok-Zapad Telecom to operate a dual-band GSM-900/1800 network in the following territories: the city of Yekaterinburg with the surrounding Sverdlovsk region, the Kirov and Kurgan regions, the republics of Komi and Udmurtia, and the Yamalo-Nenetski autonomous district. In the remaining six territories, the license allows Vostok-Zapad Telecom to operate a GSM-1800 network. The total population of the Ural super-region is approximately 24.3 million. Three cities in the Urals (Yekaterinburg, Chelyabinsk and Perm) each have a population in excess of 1 million.

Commenting on today's announcement, Alexey Mischenko, General Director of VimpelCom-Region, said, "We are very pleased to announce the acquisition of Vostok-Zapad Telecom, the holder of a GSM license for an important industrial area of Russia. Previously, VimpelCom operated in the Urals only through Orensot, a GSM-900/1800 operator in the Orenburg region which we acquired in July 2002. We will start developing our plans to operate in the Ural super-region in line with our strategy of controlled and balanced national build-out."

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

                                     -more-

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VimpelCom  Announces  The  Acquisition  of a GSM  License  Holder  For The  Ural
Super-region of Russia
Page 2 of 2

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, regarding the acquisition of Vostok-Zapad Telecom. These statements are based on Management's best assessment of the regulatory process as well as the Company's strategic and financial position and future market conditions and trends. There can be no assurance that the Group will be able to successfully build out the network in the Ural license area, or that VimpelCom will be able to successfully compete in the Ural license area due to the fact that a number of its competitors have already established presences in the area and for other reasons. In addition, under Russian law, amendments to the charter of Vostok-Zapad Telecom must be registered to reflect the acquisition of the company by VimpelCom-Region and although this is a routine process under Russian law, there can be no assurance that there will not be any delays or issues raised in connection with this registration. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com